Sub-Item 77D:  Policies with respect to security investments

Effective May 1, 2014, and as approved by the Board at its March 21, 2014 Regular Meeting of the Board of Trustees, the investment strategy of the Bradesco Latin American Hard Currency Bond Fund (the "Fund") was revised corresponding with a change in the name of the Fund from the Bradesco Brazilian Hard Currency Bond Fund to the Bradesco Latin American Hard Currency Bond Fund. The Fund will invest in fixed-income and floating rate debt instruments of Latin American governments, Latin American governmental entities, agencies, and other issuers the obligations of which are guaranteed by Latin America and Latin American companies, each of which are denominated in U.S. dollars and foreign hard currencies. The Fund defines Latin American as Mexico, Central America (except Belize), and South America (except French Guyana, Guyana and Suriname).